Global Blue Guidance September 25, 2023 Page 1 of 9 GLOBAL BLUE INTRODUCES FINANCIAL GUIDANCE AND LONG-TERM TARGETS Market leadership and technology differentiation drives robust revenue growth, profit margins, and cash flow • Adjusted EBITDA guidance for the fiscal year ending March 2024 (FY23/24) of €145- 165m (85-115% YoY growth), building on strong proof points during the first months of FY23/24 on the back of travel recovery and technology initiatives. • Adjusted EBITDA guidance for fiscal year ending March 2025 (FY24/25) of more than €200m, benefiting from a continued recovery in spend from Asian shoppers and further product investments. • Global Blue expects a normalization in growth starting in FY25/26 and is targeting a long-term revenue growth of 8-12% and ‘Revenue-to-Adjusted EBITDA drop-through’ of more than 50%, supporting a net leverage target of less than 2.5x Net Debt / LTM Adjusted EBITDA. Signy, Switzerland, September 25, 2023 Global Blue Group Holding AG (NYSE:GB and GB.WS) today announced its new financial guidance and long-term targets. Global Blue’s CEO, Jacques Stern, commented: “We recently reported a strong start to our financial year, with 68% YoY growth in Revenue and 300%+ YoY growth in Adjusted EBITDA in Q1 FY23/24. We have positioned the business to outperform the ongoing international travel recovery, thanks in particular to key investments in digitalization and new products, as well as continued cost management. “As such, as the effects of Covid on our business wane and in line with listed company practices, we are introducing financial guidance. We expect to achieve Adjusted EBITDA for FY23/24 of between €145-165m (85-115% YoY growth) and for FY24/25 of more than €200m. Thereafter, we are targeting a normalized long-term revenue growth of 8-12% and ‘Revenue-to-Adjusted EBITDA drop-through’(1) of more than 50%. “Our focus on continuing to digitalize and enhance the Tax Free Shopping journey is driving a better experience for merchants, international shoppers, and all other stakeholders in the ecosystem; this is also delivering demonstrable financial benefits to Global Blue and supporting new merchant wins, allowing us to maintain our leadership position.

Global Blue Guidance September 25, 2023 Page 2 of 9 “We believe our investments in Added Value Payment Solutions and Retail Tech Solutions are gaining traction, increasing our relevance to retailers, merchant acquirers, and hoteliers as they serve not only international travellers but also domestic consumers. We are excited to announce the successful launch of three new technology solutions in these areas: hospitality & retail payments gateway, data analytics, and digital marketing.” Summary Financial Outlook Guidance (fiscal year ending March 31) Adjusted EBITDA(*) FY23/24 • €145-165m (versus €78m FY22/23 and €187m pre-Covid CY19) Adjusted EBITDA(*) FY24/25 • More than €200m Capex (both years) • €40-45m annually, of which ~80% is capitalized software • D&A generally in-line with Capex Long-term Targets Revenue • 8-12% Adjusted EBITDA(*) • >50% ‘revenue-to- Adjusted EBITDA drop-through’(1) Capex • €40-45m annually, of which ~80% is capitalized software • D&A generally in-line with Capex Net Working Capital • Approximately neutral on an annual basis • Due to seasonality, NWC requires investment during peak season (summer) and is a source of cash during winter; cash on hand and revolving credit facility accommodate this seasonality Effective Tax Rate(7) • 24-26% Leverage • Net Debt / LTM EBITDA <2.5x • Organic cash flow generation expected to be prioritized towards debt payment to achieve the target (*) A reconciliation of the foregoing guidance for the non-IFRS metric of Adjusted EBITDA to net income (loss) cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, the Company is unable to assess the probable significance of the unavailable information, which could have a material impact on its future IFRS financial results. As this is the first time Global Blue is publicly providing its financial outlook and long-term targets, the Company is providing additional details and metrics below to aid investors, analysts and other market participants in evaluating the Company’s guidance, and the Company may not disclose such additional details and metrics in future periods. In addition, Global Blue is providing guidance through FY24/25 as the Company expects that its business will continue to recover from the effects of the pandemic through FY24/25, and it does not expect to provide multi-year guidance thereafter. Actual results may differ materially from the Company’s guidance as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Global Blue Guidance September 25, 2023 Page 3 of 9 FY23/24 Guidance: Adjusted EBITDA of €145-165m Q1 FY23/24 results showed a significant increase in both growth and profitability – 68% YoY on Revenue and 300%+ YoY on Adjusted EBITDA – on the back of travel recovery, technology-driven initiatives, and cost discipline. Global Blue expects the travel recovery to be solid for the rest of year, especially with the progressive return of Mainland Chinese to Asian destinations first and Europe thereafter. Because the Company’s revenues are based on the aggregate value of transactions (as opposed to number of transactions), inflation continues to be a tailwind for Global Blue, with luxury goods selling at a nominal average price premium of 25% versus 2019 levels. Global Blue’s technology investments have further supported its top-line performance: • Digitalization: Investment in payments integration, allowing for eligibility detection and credit card capture at point of sale, and other technologies have supported a 4ppt step- up versus FY19/20 in the Issue Ratio(2) (64% in FY22/23), especially for travellers coming from the United States (+22ppt to 63% in FY22/23 vs. FY19/20). • Commercial Gains: Net Retention Rate(3) in the last 4 years (FY19/20-FY22/23) for Tax Free Shopping Solutions of 103.0% (versus 100.3% in the 5 years before Covid, FY14/15- FY18/19) and for Added Value Payment Solutions of 104.7%, supported by a new data- driven account management approach. Based on those assumptions, Global Blue is guiding to an Adjusted EBITDA of between €145m and €165m for FY23/24, reflecting a strong YoY growth of 85-115% when comparing to €78m Adjusted EBITDA in FY22/23. FY24/25 Guidance: Adjusted EBITDA of >€200M Management believes Global Blue is well-positioned to continue to benefit from the return of Asian shoppers in FY24/25 towards 2019 levels, in particular Mainland Chinese (Q1 FY23/24 revenue from Mainland Chinese shoppers was still only 38% of 2019 levels), driven by a clear willingness to travel, an increase in air capacity, and an increase in average spend versus 2019. In parallel, Global Blue expects the demand from non-Asian travelers to normalize, with air capacity still expected to improve, but “pent-up demand” triggered by the end of Covid period expected to progressively fade. In addition, Global Blue expects to see the continued benefit from its technology investments, in the form of greater digitalization and further commercial gains. Based on those assumptions, and consistent with the sensitivity table provided during Q1 FY23/24 results showing Adjusted EBITDA guidance for various recovery levels of Mainland Chinese shoppers revenue, Global Blue expects to achieve an Adjusted EBITDA of more than €200m in FY24/25.

Global Blue Guidance September 25, 2023 Page 4 of 9 Long-Term Targets: Normalized Revenue growth of 8-12% and a ‘Revenue-to- Adjusted EBITDA drop-through’(1) of >50% Long-Term Volume & Revenue Growth Targets Tax Free Shopping Solutions In the long-term, Global Blue is targeting a yearly growth of Tax Free Shopping Sales in Store (5) between 10% to 14% as a result of the following five drivers, consisting of market drivers and technology-driven management initiatives: • Luxury Market: The Global Personal Luxury Market is a large, resilient, and consistent compounder, growing at a 6.7% CAGR during 2009-2019, and expected to grow broadly in line at 5.5% to 6.5%(4) during 2022-2030. • Overseas Luxury Market Premium: In line with historical track-record, Global Blue expects the Overseas Market growth to outpace that of the broader Luxury Market. Global Blue is targeting a long-term CAGR of 6.0% to 8.0%(4) (vs. 10.0% in 2009-2019), adjusting for the potential effects of repatriation of a portion of Chinese luxury spend back to China. • New Countries Adopting Tax Free Shopping Scheme: As the leading global Tax Free Shopping provider, Global Blue has a track-record of opening in new countries, with 7 opened between 2009 and 2019 (contributing 2.4% in Sales in Store(5) CAGR over that period) and 3 during Covid. Today, over 100 countries with VAT have not yet introduced a Tax Free Shopping scheme for tourists. In that context, Global Blue is expecting to open in at least 4 new countries over the medium-term, with a target contribution of 1.5% to 2.0% to the CAGR. • Digitalization: Digitalization simplifies the Tax Free Shopping process, such that more transactions are issued and refunded. This effect has contributed 2.0% to the 2009-2019 Sales in Store(5) CAGR. Global Blue is targeting a similar contribution going forward of 2.0% to 2.5%, expected to be driven by the increased take-up of Global Blue’s new technology, e.g., eligibility detection, in-store or in-mobile credit card capture, and Mobile Customer Care. • Commercial Gains: Global Blue’s first mover advantage in digitalization, combined with a new data-driven account management approach, has enabled Global Blue to deliver a Net Retention Ratio(3) of 103.0% in the last 4 years. In the long-term, Global Blue is targeting market share gains that would add 0.5% to 1.5% to the Sales in Store(5) CAGR, which would imply a Net Retention Rate(3) of 100.5% to 101.5%.

Global Blue Guidance September 25, 2023 Page 5 of 9 Global Blue is targeting Tax Free Shopping Revenue growth over the long-term of 7.0% to 11.0%. The growth differential between Sales in Store and Revenue is attributable to pricing evolution (inherent to a volume-based take-rate model) and mix effects (country, merchant, and service). Global Blue is targeting pricing evolution and mix effects to result in an impact of 125bps p.a. and of 175bps p.a., respectively, or a total of 300 bps p.a. differential between Sales in Store(5) and Revenue growth. From 2009-2019, this metric was 400 bps p.a. Added Value Payment Solutions Global Blue is targeting a long-term CAGR Sales in Store(5) growth of its FX solution of 9.0% to 13.0%, as a result of the following three drivers: • Cross-border Digital Payments: The cross-border digital payment market, of which FX Solutions is a subset, is expected to grow between 5 to 7%. • Commercial Gains: Global Blue expects to continue to drive market share gain and is targeting a long-term contribution of 3% to 5% to the Sales in Store(5) CAGR, or a Net Retention Rate(3) of 103% to 105% compared to 104.7% in the last 4 years. • Digitalization & Penetration: Enhanced technology at point of interaction and continued merchant training are expected to drive more penetration of FX Solutions. Global Blue is targeting a contribution of c.1% to the Sales in Store(5) CAGR in the long-term, a conservative assumption compared to the 3.8% contribution to the Sales in Store(5) CAGR delivered between 2009 and 2019. Based on the above Sales in Store(5) drivers, Global Blue is targeting an FX Solutions Revenue growth between 9.0% to 13.0%. In parallel, in the long-term, Global Blue is targeting a CAGR Sales in Store(5) and Revenue growth of its acquiring business in Australia to be in line with the Australian GDP. Retail Tech Solutions In 2021, Global Blue made the strategic decision to increase its scope of technology services to retailers and introduce solutions that extend to both domestic and e-commerce shoppers. Global Blue invested ~$100M to acquire three companies specializing in post-purchase solutions, two in the e-commerce space (ZigZag and Ship-up) and one in-store (Yocuda)(6). Global Blue’s unique access to its retail partners’ C-suite, driven by Tax Free Shopping Solutions and Added Value Payment Solutions, provides the Company with an efficient go-to-market for such solutions. Retail Tech Solutions is targeting continued high Revenue growth (at least 15%), as it is still in the scale-up phase and a clear beneficiary of cross-sell within the Global Blue ecosystem. Global Blue is targeting the Retail Tech Solutions segment to reach Adjusted EBITDA breakeven in the next 2 or 3 fiscal years.

Global Blue Guidance September 25, 2023 Page 6 of 9 Additional Growth Drivers In furtherance of the above strategic decision, in the past four years, Global Blue has launched three products that were developed in-house to unlock new growth opportunities. At this stage, the contribution to growth has not been factored in the above targets: • Hospitality & Retail Payments Gateway: The Hospitality and Retail sector is increasingly shifting towards an omni-channel customer journey, with a focus on the payment experience. As such, building on its deep payment capabilities, Global Blue has recently developed an integrated payment software for the Hospitality and Retail sector, which Global Blue is cross-selling into its 50+ merchant acquirer partners that are already using its FX Solutions technology. • Data Analytics: More companies are basing their strategy and action plan decisioning on data. Through the Tax Free Shopping process, Global Blue collects an average of 50 data points per transaction, e.g., “who” through passport information, “what” through SKU- level itemized collected, and “where / when”. From this extensive dataset, Global Blue has built a comprehensive data offering for retailers and non-retailers to better understand and improve their performance. • International Shoppers Digital Marketing: While the Overseas Luxury Market accounts for nearly one-third of the Luxury Market, Digital Marketing targeting this segment of client is largely an unpenetrated market. Due to Global Blue’s differentiated and proprietary database of 3m+ enrolled international shoppers and its 70% Tax Free Shopping market share, Global Blue has successfully launched Digital Marketing campaigns for its affiliated retailers to drive consumers to their e-commerce websites when at home, or their store when they shop abroad. Profit & Cash Flow Targets Group Adjusted EBITDA Margin Global Blue is targeting ‘Revenue-to-Adjusted EBITDA drop-through’(1) of more than 50% p.a., reflecting the revenue dynamics described above and the cost structure articulated below for reference. Contribution margin (defined as revenue less variable costs for any given period, divided by revenue for such period) by line of business is: • Tax Free Shopping Solutions: 80% to 85% contribution margin; variable costs mainly relate to airport refunding (airport and agent fees). • Added Value Payment Solutions: 60% to 65% contribution margin; variable costs mainly relate to payment network fees and interchange. • Retail Tech Solutions: 60% to 65% contribution margin; variable costs mainly relate to logistics carriers costs at ZigZag.

Global Blue Guidance September 25, 2023 Page 7 of 9 Fixed costs represent 65% of the total costs today, with the benefit of a long-term savings plan implemented during the Covid-impacted period in 2020-2021, during which Global Blue reduced its fixed costs by ~20%, or ~€35 million. Global Blue is targeting fixed costs to increase at a rate of approximately 1pt above inflation, due to ongoing investments in Opex to support its growth drivers. Conclusion Global Blue is pleased to introduce guidance and long-term targets that reflect the ongoing international travel recovery, as well as technology-driven initiatives that are helping to drive growth, profitability, and cash flow generation. Global Blue expects Adjusted EBITDA of €145-165m in FY23/24 and more than €200m in FY24/25. As the environment normalizes thereafter, in the long-term, Global Blue is targeting for 8-12% revenue growth, >50% ‘Revenue-to-Adjusted EBITDA drop-through’(1), and <2.5x net leverage, with further upside from newly-introduced technology solutions including hospitality & retail payments gateway, data analytics, and digital marketing. (1) Revenue-to-Adjusted EBITDA drop-through refers to the portion of Revenue growth that drops through to the Adjusted EBITDA line and compares the change in Adjusted EBITDA for any given period to the change in Revenue for the same period, expressed as a percentage. It is calculated, with respect to any given period, by dividing (a) the change in Adjusted EBITDA for such period as compared to the prior period, divided by (b) the change in Revenue for such period, as compared to the prior period. (2) Issue ratio represents the number of Tax Free Shopping forms that have been issued, as a percentage of all Tax Free Shopping forms that were eligible to be issued. (3) Net Retention Rate for a given year is a percentage calculated as: 1 + the Sales in Store gained from new accounts and store openings in the given year, net of lost accounts and store closures, divided by the total Sales in Store for the given year. Net Retention Rate does not adjust for luxury inflation through the period. (4) Luxury market forecast based on the following public reports: Bain & Co / Altagamma Luxury Goods Worldwide Market Study (January 2023). (5) Sales in Store, as used with respect to the TFS business, refers to the value (including VAT) of the goods purchased by the international shopper. Sales in Store, as used with respect to the Added Value Payment Solutions business, refers to the value (including VAT) of the payments made by the international shopper. (6) ZigZag is an e-commerce returns specialist; Ship-up is a post online check-out consumer engagement specialist; Yocuda is a digital receipts specialist and post offline check-out consumer engagement. (7) Effective tax rate target assumes cost of debt based on the current senior facility and interest rates (6-months Euribor + 2.75% spread).

FOR FURTHER INFORMATION

Frances Gibbons, Head of Investor Relations
+44 (0) 7815 034 212
fgibbons@globalblue.com

NON-IFRS FINANCIAL MEASURES

This press release contains certain Non-IFRS Financial Measures. Specifically, we refer to the non-IFRS financial measure "Adjusted EBITDA." These non-IFRS measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for or superior to IFRS results. In the opinion of management, a discussion of these measures provides investors, financial analysts, rating agencies and other financial statement users with a better understanding of the significant factors that comprise the Company's periodic results of operations and how management evaluates the Company's financial performance. These non-IFRS measures may not be indicative of Global Blue's historical operating results nor are such measures meant to be predictive of Global Blue's future results. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented in this press release.

FORWARD-LOOKING STATEMENTS

This press release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management's expectations, hopes, beliefs, intentions or strategies regarding the future. The words "target," "anticipate," "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue's current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: currency exchange rate risk in the conduct of business; high dependence on international travel; dependence on the overall level of consumer spending, which is affected by general economic conditions and spending patterns; sensitivity of net working capital to short-term, month-to-month volume growth, and any rapid volume growth and short-term, temporary surge of its net working capital; decrease in Value-Added Tax rates or changes in VAT or VAT refund policies; changes in the regulatory environment, licensing requirements and government agreements; adaptation and enhancement of our existing technology offerings and ensuring continued resilience and uptime of our underlying technology platform; loss of merchant accounts to our competitors due to the competitive market; disintermediation of third-party serviced Tax-Free Shopping processes; price harmonization or convergence between destination markets and home markets; taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators; adverse competition law rulings; integrity, reliability and efficiency of our compliance systems and framework; dependence of TFS business on airport concessions and agreements with agents; risks associated with operating in emerging markets; risks associated with the ongoing conflict between Russia and Ukraine; risks associated with strategic arrangements or investments in joint ventures with third parties; failure to identify external business opportunities or realize the expected benefits from our strategic acquisitions; loss through physical disaster, data security breach, computer malfunction or sabotage; reliance of AVPS business on relationships with acquirers and involvement of card schemes; counterparty risk and credit risk; losses from fraud, theft and employee error; inability to attract, integrate, manage and retain qualified personnel or key employees; complex and stringent data protection and privacy laws and regulations; anti-money laundering, sanctions and anti-bribery laws and regulation and related compliance costs and third-party risks; risks relating to intellectual property; litigation or investigations involving us, and resulting material settlements, fines or penalties; event of default resulting from failure to comply with covenants or other obligations contained our Facilities Agreement; reliance on our operating subsidiaries to provide funds necessary to meet our financial obligations, and the constraint on our ability to pay dividends; restrictions imposed on our business by our indebtedness, and the risk that a significant increase in our indebtedness could result in changes to the terms on which credit is extended to us; inability to execute strategic plans due to inability to generate sufficient cash flow; interest rate risks; currency translation and transaction risk; impairment of intangible assets; the control by Silver Lake over us, and potential

Global Blue Guidance September 25, 2023 Page 8 of 9

differences in the interests pursued by Silver Lake from the interests of our other securityholders; inability to remediate material weaknesses in internal control over financial reporting and failure to maintain an effective system of internal controls, and the inability to accurately or timely report our financial condition or results of operations and other factors described under "Risk Factors" in Global Blue's Annual Report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission (the "SEC"), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue's control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

ABOUT GLOBAL BLUE

Global Blue offers innovative solutions in three different fields:

- Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience
- Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction
- RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, which can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni-channel customer journey, both in-store and online

In addition, our data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while our shopper experience and engagement solutions provide data-driven solutions to increase footfall, convert footfall to Revenue and enhance performance.

Pre-pandemic figures FY 19/20.
Source: Global Blue

Global Blue Guidance September 25, 2023 Page 9 of 9